Exhibit 99.1

ASM International N.V. Plans Major Restructuring

of European Front-end Operations

Positive Impact on Front-end Gross Margins

Approximately 200 jobs will be lost in Almere

Almere, the Netherlands, January 9, 2009 — ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) today announced that it plans for a major restructuring of ASM Europe (ASME). This plan involves the transfer from Almere, the Netherlands, of the remaining manufacturing and operational procurement activities for the Vertical Furnace product line to the Company’s Front-end manufacturing operations in Singapore (FEMS) and a reduction of the ASME workforce in Almere. The implementation will take place over the next 12 months.

ASMI expects the proposed measures will have a positive impact on the Company’s Front-end gross margins and will lower the operating break-even level for Vertical Furnaces by at least 30%. Anticipated initial benefits in 2009 in terms of lower Vertical Furnace costs are expected to be approximately € 7 million. Reorganization charges of approximately € 25-30 million are expected to be included in the Company’s accounts, mainly in 2009. This includes an estimated € 6 million in non-cash fixed asset impairment charges.

In making the announcement, Chuck del Prado, President and Chief Executive Officer of ASM International, said, “Lowered capacity utilization at our FEMS facility – the result of deteriorating global economic and industry conditions, today allows us to execute several steps in our ‘April 2008 Roadmap to Front-end Profitability’ simultaneously and to accelerate our Roadmap. The measures we are announcing today will lead to a leaner and more focused, cost-competitive Front-end operation, and one that is capable of generating higher gross margins with a structurally lower cost-base.”

Mr. del Prado continued, “Losing loyal and dedicated employees is a painful process. However, we are committed to making tough choices and firmly executing on them in order to deliver improved Front-end profitability.

“We will make every effort to ensure that an equitable social plan for those leaving the Company will be determined in the framework of all applicable consultation procedures with the ASME works council and the trade unions.”

Five years ago, ASMI established FEMS as its low-cost manufacturing hub for Front-end production in Singapore. The transfer of manufacturing was planned in three stages, as detailed in the Roadmap to Front-end Profitability. Phase 1 includes the transfer of the manufacturing of generic parts and subassemblies, which represent approximately 70% of the cost of goods sold, for all products. As of December 2008, ASMI has completed Phase 1 for three of its core product groups: vertical furnaces, epitaxy and PECVD, and is beginning the Phase 1 transfer of its Transistor Products ALD components. The Company is utilizing the current conditions of low production volumes to initiate the next step involving the transfer of vertical furnace final assembly and testing, concurrent with the completion of Phase 1 for the remaining product categories.

The proposed workforce reduction affects approximately 200 employees in Almere. The remaining ASM Europe workforce of approximately 350 people will concentrate on Vertical Furnace R&D, Vertical Furnace Product Management and regional Sales & Service activities for all Front-end products. Mr. del Prado added, “ASMI will maintain a strong, highly skilled technology workforce at Almere, underscoring our commitment to retaining a strong base in the Netherlands.”

About ASM International

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

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Investor Contacts:	Erik Kamerbeek - +31 653 492 120
Mary Jo Dieckhaus - +1 212 986 2900

Media Contact:	Ian Bickerton - +31 20 6855 955; Mobile: +31 625 018 512
Charles Huijskens - +31 20 6855 955; Mobile: +31 653 105 072

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